FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	September	………………………………………………,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	September 30, 2022	By……/s/………Sachiho Tanino……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc. (the “Company”)

September 30, 2022

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

The Company’s corporate governance structure is described as follows under “Disclosure Based on the Principles of the Corporate Governance Code,” “Principle 3.1 Full Disclosure,” “ii) Basic Views and Guidelines on Corporate Governance.”

Reasons for Non-compliance with the Principles of the Corporate Governance Code

Relevant Code

Information contained in this report is based on Japan’s Corporate Governance Code as revised in June 2021, which includes details for the Prime Market.

Supplementary Principle 4.11.1 Balance Between Diversity, Knowledge, and Experience etc. of the Board as a Whole

Descriptions of this are included in “(ii) Basic Views and Guidelines on Corporate Governance” and “(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and Nomination of Director and Audit & Supervisory Board Member Candidates” of “Principle 3.1 Full disclosure.”

•

At present, though the Company’s Board of Directors does not include any females or non-Japanese, it is the Company’s basic policy to respect diversity and appoint people who are deemed to be capable of performing his or her duties fairly and appropriately regardless of individual attributes such as gender, nationality or age.

As for Executive Officers, there are two females and one non-Japanese.

•

Currently, none of the Company’s Outside Directors have experience managing a business as a chief executive officer or other senior level executive. However, the Board of Directors as a whole, holds a wide range of business management perspectives.

The Company is broadly engaged in four businesses, namely Printing, Imaging, Medical, and Industrial. While common core competence technologies form the basis of each business, the market environment surrounding each business differs greatly. Going forward, the Company will continue to focus on sustainable growth and raising corporate value through the evolution and innovation of core competence technologies. Accordingly, the Company believes that it is meaningful for experienced managers with knowledge of these markets and technologies to participate in meetings of the Board of Directors.

•

The skills that the Company’s Board of Directors should generally possess overall, and the skills possessed by each current Director are publically disclosed on the Company’s website below. The Company, taking into account the changing business environment, and as appropriate, will continue to explore the most suitable makeup of the Board of Directors, reviewing the skills that the Company’s Board of Directors should possess overall.

https://global.canon/en/csr/management/governance.html

Disclosure based on the Principles of the Corporate Governance Code (Revised)

Principle 1.4 Strategic Share Holdings (So-called “Cross-Shareholdings” in the Corporate Governance Code)

1.	Policy Regarding Strategic Holdings

For the medium- to long-term growth of the Company, ceaseless improvement of respective systems like development, production, and sales, is essential. It is, however, difficult to achieve all of this solely through the management resources of the Canon Group. The Company decides in some cases to hold shares of companies outside the Canon Group as part of cooperation with such companies, when it determines that such shareholding would be beneficial to strengthening of those systems.

2.	Examining the Rationale of Strategic Share Holdings

As for strategic share holdings, the Company examines the medium- to long-term rationale of each holding every year on a regular basis evaluating its significance, the performance of the invested company, whether or not the yield on the investment exceeds the Company’s cost of capital, and other aspects, and making reports to the Board of Directors. If the rationale for the holding is not recognized, it will be sold. As for current share holdings, the rationale for the holdings were recognized at the Board of Directors meeting held in February 2022.

3.	Policy Regarding the Exercise of Voting Rights Pertaining to Strategic Share Holdings

The Company decides to vote for or against a proposal of invested companies based on a standard of whether or not such proposal would contribute to the profit of all shareholders, while respecting the management policies, business strategies etc. of the invested companies.

Principle 1.7 Related Party Transactions

In accordance with laws and regulations, transactions between the Company and Directors, as well as Director’s transactions involving a conflict-of-interest with the Company should be approved by the Board of Directors based on the material facts on such transactions. And after the transaction is complete, a report is given to the Board of Directors.

Executive Officers, which are elected through resolution of the Board of Directors, are treated the same as Directors.

Supplementary Principle 2.4.1 Ensuring Diversity in the Appointment etc. of Core Human Resources

(i) Stance regarding ensuring diversity, Status and goals of ensuring diversity

1.	Stance Regarding Ensuring Diversity

Guided by the Company’s corporate philosophy of Kyosei, enacted in 1988, Canon respects diversity of culture, customs, language, and ethnicity, and actively encourages the fair promotion and utilization of human resources, regardless of such characteristics as gender, age or disability.

To promote diversity, the Company is encouraging company-wide activities through a horizontally integrated organization known as VIVID (Vital workforce and Value Innovation through Diversity).

VIVID Activities Policy

•

Respecting diversity as an important issue, promote the introduction of new systems across the Canon Group, seeking to replace existing systems, and strive to change employees’ thinking and awareness of diversity issues.

•	Revise HR policies and workplace conditions to avoid any limitations or restrictions being placed on the career opportunities afforded to talented people with the ambition to succeed.
•	Promote internal/external dissemination of information on diversity promotion activities to help identify/develop role models and encourage wider adoption of best workplace practices.

2.	Promotion of Females to Management Positions (Stance, status and targets regarding the appointment of females to management positions)

The Company is committed to providing equal opportunities according to ability and fair treatment for all, irrespective of gender.

On top of this, the Company, among others, organizes leadership training for women with the goal of developing female candidates for management positions, holds seminars for employees returning to work from childcare leave and their supervisors, and provides mentoring by female managers. The number of female managers increased from 58 in 2011 to 138 in 2021.

In 2020, based on the Act on the Promotion of Female Participation and Career Advancement in the Workplace, the Company formulated an action plan with a goal of having more than three times the ratio of women in management, compared with 2011* levels, by the end of 2025.

*The year before VIVID was introduced.

Female Ratio (In 2011 and over the past three years)	(No. of females)

	2011	2019	2020	2021
Employees	3,790 (15.4%)	4,109 (16.1%)	4,179 (16.5%)	4,162 (16.6%)
Managers	58 (1.2%)	127 (2.9%)	126 (3.0%)	138 (3.3%)
Directors*	0 (0.0%)	2 (3.9%)	2 (4.2%)	2 (4.0%)

*Directors, Audit & Supervisory Board Members, and Executive Officers

3.	Promotion of non-Japanese to management positions (Stance, status and targets regarding the appointment of non-Japanese to management positions)

For the Company, which operates globally, an international perspective is essential. If necessary, to achieve this the Company believes that it must consider also appointing non-Japanese to executive and other management positions. To facilitate this, the Company is actively working to develop executive candidates on a global basis, for example, by promoting personnel exchange among overseas Group companies, promoting appropriate personnel regardless of nationality to the top management and executive staff of overseas group companies, and conducting “Global Executive Management Training” to share Canon’s management philosophy with the top management of overseas group companies. However, the Company believes that it is not important to formally request an increase in the number of non-Japanese managers at this point in time, and has not set specific targets for the timing or number of non-Japanese managers to be appointed.

At present, only a small number of non-Japanese nationals have been appointed to executive and other management positions at the Company. However, the above initiatives are expected to increase the number of such non-Japanese candidates in the near future.

4.	Promotion of mid-career recruits to management positions (Stance, Status and targets regarding the appointment of mid-career recruits to management positions)

The Company believes that in order to achieve sustainable growth in the current business environment, which requires more diverse perspectives and is undergoing rapid changes, it is necessary to actively seek outside human resources rather than rely solely on internal human resources. In particular, in order to transform our business portfolio and subsequently strengthen our business, it is essential not only to make effective use of our internal human resources, but also to recruit mid-career personnel who are necessary for the business areas we need to strengthen. In the future, the Company will further increase the ratio of mid-career hires, and if there are qualified mid-career hires, the Company will actively promote them to management positions without giving preference to internal personnel. As of the end of 2021, the ratio of mid-career employees to all employees was approximately 19% (4,545 people), and the ratio of mid-career employees to managers was approximately 13% (590 people), both of which are considered to be appropriate. Going forward, the Company expects the appointment ratio of mid-career hires to management positions to generally remain at this level.

Mid-career Hire Ratio (Past three years)	(No. of people)

	2019	2020	2021
Employees	4,874 (20%)	4,734 (20%)	4,545 (19%)
Managers	640 (13%)	601 (13%)	590 (13%)
Directors*	6 (12%)	6 (13%)	6 (12%)

*Directors and Audit & Supervisory Board Members, excluding Outside Directors and Outside Audit & Supervisory Board Members, and Executive Officers

(ii) Policies regarding Human Resource Development and Internal Working Environment to Ensure Diversity and their Status

In addition to the description in (i) of the preceding paragraph, it is described in “Others” of “III. 3. Status of Initiatives for Respect for Stakeholders.”

Principle 2.6 Roles of Corporate Pension Funds as Asset Owners

Canon Inc. and major Canon Group companies in Japan jointly established the Canon Pension Fund, appointing finance and accounting experts to the roles of Chief Director, Executive Director, and Investment Managing Director. Grounded in the Basic Policy which was based on guidelines enacted by the Japanese Ministry of Health, Labour and Welfare—the pension fund employs asset allocation plans considered optimal from a medium- to long-term investment perspective, and selects investment products and entrusted institutions that align with the asset allocation plans. In asset allocation and the selection of investment institutions, careful deliberation is carried out by the asset investment committee, which consists of the Chief Director, Executive Director, Investment Managing Director and experienced investment and pension plan experts.

Additionally, scheduled monitoring of investment status, including the stewardship activities of each entrusted institution, is carried out through quarterly reporting sessions. Through this, the Canon Group has established a structure that realizes steady asset formation for employees and secures the future investment and management of a healthy pension fund that gives due consideration to avoiding conflicts of interest between pension beneficiaries and the Company.

We are also taking such steps as participating in seminars hosted by the Pension Fund Association of Japan to elevate the competencies of our investment personnel.

Principle 3.1 Full Disclosure

(i) Company Objectives (e.g., Business Principles), Business Strategies and Business Plans

1.	Corporate Philosophy

Truly global companies must foster good relations with customers and communities, as well as with governments, regions, and the environment, as part of their fulfillment of social responsibilities. The Company, under a corporate philosophy of Kyosei—living and working together for the common good— will fulfill its corporate social responsibility, and will contribute to expand society, through offering superior products and services to people all over the world in order to remain an Excellent Global Corporation.

Note: The Company’s Corporate Philosophy and CSR Activity Policy are posted on the Company’s website at the addresses provided below.

https://global.canon/en/vision/philosophy.html

https://global.canon/en/csr/policy/index.html

2.	Business Strategies and Business Plans

To fulfill the Company’s social responsibility, it needs to enhance its corporate competitiveness and maintain its sound financial position. Since 1996, the Company has been implementing 5-year management phases of the Excellent Global Corporation Plan, promoting the enhancement of competition and the establishment and maintenance of a sound financial structure.

Under Phase V of the Excellent Global Corporation Plan, the Company’s medium- to long-term management plan for the period from 2016 to 2020, the Group was focused on transforming its business portfolio, concentrating on four areas, namely commercial printing, network cameras, medical, and industrial equipment, and making them into pillars of new businesses. And in Phase VI (2021 – 2025), the Group aims to create further innovation, reorganizing the organization into 4 industrial groups, namely Printing, Imaging, Medical, and Industrial, to further accelerate the strengthening of businesses after the transformation.

The Company’s business portfolio is in line with the Company’s philosophy of Kyosei, which is to contribute to the prosperity of the world and the well-being of mankind by achieving corporate growth and development. The portfolio consists of businesses determined from various viewpoints, including 1) the ability to leverage the Company’s technological advantages, which are derived from core competence technologies that have been cultivated over many years, such as optical technology, image processing and analysis technology, and network technology; 2) the ability to contribute to solving social issues such as safety and security; and 3) the expectation for sustainable business growth, capturing changes in the social and economic environment.

At Corporate Strategy Committee meetings, which are chaired by the CEO and attended by the CFO, CTO, as well as people that are in charge of business groups, the Company regularly discusses the business strategy of each business group, including technology strategies, R&D investments, and capital expenditures, and determines the allocation of resources within the business portfolio. At the same time, it also reviews the business portfolio itself as necessary. Outside Directors and Audit & Supervisory Board Members also attend Corporate Strategy Committee meetings, but if there is a major change in strategy, it will be discussed and resolved at meetings of the Board of Directors

Note: The Excellent Global Corporation Plan is posted on the Company’s website at the address provided below.

https://global.canon/en/vision/strategies.html

3.	Capital Policy

In order to steadily and continuously make necessary investment in medium- to long-term growth, the Company attaches importance to enhancing shareholders’ equity.

Furthermore, the Company strives to return profits to shareholders through a stable and active dividend, comprehensively taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors while also acquiring its own shares as necessary.

(ii) Basic Views and Guidelines on Corporate Governance

The Company is globally expanding its businesses in various business fields, including office equipment, consumer products, medical equipment, and industrial equipment, and aims to aggressively expand into new business fields in the future. In order to make prompt decisions in each business field, and make important decisions for the entire Canon Group or matters that straddle several business fields from a company-wide perspective and at the same time secure appropriate decision making and execution of operation, the Company judges the corporate governance structure below to be effective.

•	Board of Directors

While the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, at least two Independent Outside Directors are appointed while also assuring that they account for one third or more of the total number of Directors, in order to secure sound management. The Board of Directors, in accordance with laws and regulations, makes important decisions and supervises the execution of duties by officers.

Except for the above, the CEO and other Representative Directors are active in decision making and execution, and under the command and supervision of the Representative Directors, Executive Officers that are elected through resolution of the Board of Directors make decisions and execute operations of each business field or function.

•	Audit & Supervisory Board

As a body which is in charge of the audit of operations, under the principles of autonomy, which is independent from the Board of Directors, the Company has full-time Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, and Independent Outside Audit & Supervisory Board Members that have extensive knowledge in specialized areas such as law, finance and accounting, and internal control. The Audit & Supervisory Board, which is composed of these individuals, cooperates with the Company’s accounting auditors and internal audit division, oversees the status of duty execution of operations and corporate assets to secure the soundness of management.

(iii) Board Policies and Procedures in Determining the Remuneration of the Senior Management and Directors.

1.	Policy

The remuneration of Representative Directors and Executive Directors consists of a basic remuneration, which is a fixed amount, paid each month, as a compensation for execution of duties required in accordance with their position and the degree to which they contribute in their role, a bonus that is linked to the Company’s business performance in each business year, and a stock-type compensation stock option plan to provide an incentive to improve medium- to long-term performance and raise corporate value.

The remuneration of the Executive Officers is also in line with the above.

As for Outside Directors, remuneration is limited to the basic remuneration, which is a fixed amount, paid each month.

2.	Procedure

The Company, with the aim of ensuring the transparency and objectivity of the remuneration decision-making process as well as the validity of the remuneration system, established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors, and one Independent Outside Audit & Supervisory Board Member. The Committee, after examining the rationale of the remuneration system, including calculation standards of the basic remuneration, the bonus, and the granting standards of stock-type compensation stock option plan, reports to the Board of Directors to the effect that the system is reasonable.

Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each director is delegated to the CEO. However, the CEO must make decisions based on the prescribed criteria in accordance with the policy described above and as described in “Incentives” within “1. Items Concerning Institutional Structure, Organizational Operation, etc.,” under “II. Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters.” below. And prior to making a decision, the CEO must present the proposal to the Nomination and Remuneration Advisory Committee for confirmation.

The total amount of directors’ basic remuneration and stock-type compensation stock options is within the total remuneration (upper limit) that is approved by the shareholders’ meeting. As for the bonus for Directors, the payment is fixed provided that the proposal about such payment submitted at the ordinary general meeting of shareholders is approved.

(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member Candidates

1.	Policy

Director and Audit & Supervisory Board Member candidates and Executive Officers are people that have the ability to fairly and effectively execute duties and, in principle, are selected from people that have met the following requirements, regardless of personal attributes such as gender, nationality, age etc.

•	Representative Directors and Executive Directors

Have a true understanding of the corporate philosophy and code of conduct of the Company. At the same time, have broad familiarity with the Company’s businesses and operations, gained through, for example, Executive Officer experience. Have the ability to make effective decisions that overlook multiple businesses and functions. In addition to this, the CEO shall be a person with the ability to lead the Canon Group, having, in particular, a wealth of knowledge and skill related to management and a clear vision and a strong sense of responsibility.

•	Independent Outside Directors

In addition to meeting the independence standard that is separately determined by the Board of Directors, have an abundance of experience and superior insight into fields such as business management, risk management, law, and economics.

•	Audit & Supervisory Board Members

Be familiar with the Company’s businesses or its management structure, or have an abundance of experience and superior insight into professional fields such as law, finance, accounting, and internal control. As for Outside Audit & Supervisory Board Members, additionally meet the independence standards that are separately determined by the Board of Directors.

•	Executive Officers

Have been highly evaluated in terms of character and ability in managerial assessment and managerial talent training programs, and also have sufficient knowledge, experience and judgment, to shoulder the responsibility of execution in specific fields, and truly understand the corporate philosophy and code of conduct of the Company.

2.	Appointment and Nomination Procedures

The Company established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. At the time, Director and Audit & Supervisory Board Member candidates are nominated and Executive Officers are appointed, including the selection of a successor for the chief executive officer position, the CEO recommends candidates thereof from among individuals that have been recognized as having met the prescribed requirements, and the Committee checks the fairness and validity of such recommendation prior to submission to and deliberation by the Board of Directors. In particular, with regard to chief executive officer candidates, it is the CEO’s responsibility to select and train candidates through an executive training system and a mechanism for accumulating management experience, including the transfer of persons who have been selected as executive officers and involvement in company-wide projects. And the process is confirmed by the Nomination and Remuneration Advisory Committee.

Additionally, as for Audit & Supervisory Board Member candidates, prior to deliberation of the Board of Directors, consent of the Audit & Supervisory Board shall be acquired.

3.	Procedures for the Dismissal of Senior Management

In cases where a Representative Director, including the CEO, or an Executive Director, together referred to as “Senior Management,” commits an illegal, dishonest, or unfaithful act, or is deemed to have not fulfilled their role, or is judged not to be suitable for responsibilities of Senior Management, Directors, Audit & Supervisory Board Members can at any time demand that the Nomination and Remuneration Advisory Committee discuss the need for dismissal of the concerned Senior Management member.

The outcome of the Nomination and Remuneration Advisory Committee discussion, regardless of content, is presented to the Board of Directors where deliberation regarding the need for dismissal is held. Senior management subject to the deliberation are not allowed to participate in the discussion.

(v) Explanations with Respect to the Appointment, Dismissal and Nomination of Individuals

The reasons for selecting (if deemed especially necessary, the reasons for dismissing or not appointing) a candidate for Director or Audit & Supervisory Board Member are stated in the reference documents for the notice of convocation of the general meeting of shareholders.

Supplementary Principle 3.1.3 Measures etc. regarding Sustainability

1.	Approach to Sustainability

Since 1988, and as stipulated by the Board of Directors, Canon has been striving to uphold our corporate philosophy of kyosei (living and working together for the common good) in order to contribute to worldwide prosperity and happiness.

A society in which all people live and work together, respect each other and get along happily, transcending culture, customs, language, ethnicity, and region. And a society in harmony with nature, that can preserve Earth’s irreplaceable environment to future generations.

To realize such a society, Canon will create new value through the power of technology and innovation, providing world-first technologies and world-leading products and services while also contributing to solutions for the problems our society faces. By providing greater value while using fewer resources throughout all product lifecycles, we aim to enable affluent lifestyles while protecting the environment.

Through our corporate activities, Canon will continue to proactively work toward realizing a sustainable society.

2.	Human Capital and Intellectual Property Investment etc.

Important issues surrounding sustainability and the allocation of management resources, including investments in human capital and intellectual property, are discussed at Corporate Strategy Committee meetings, which is also attended by Outside Directors and Audit & Supervisory Board Members, and further reported to and deliberated by the Board of Directors, as needed.

(1)	Investing in Human Capital

Canon strives to foster a corporate culture in which an enterprising spirit comes into play by thoroughly implementing fair and equitable placement, evaluation, and treatment based on the principles of meritocracy as well as respect for humanity, which respect aspirations, responsibility, and a sense of mission. In human resource development, Canon systematically implements training programs and trainee systems to develop professionals in R&D, manufacturing, and sales, including the LEAD Program, which seeks to identify, develop, and appoint next-generation leaders.

Additionally, as stated in Principle 3.1 Enhancement of Information Disclosure (i) (2) Management Strategy and Management Plan, the Company is transforming its business portfolio and continuing to strengthen its business. And to support these activities, investing in human capital is an important management issue.

Given the growing need for DX human resources across all business groups, the Company established the training facility, Canon Institute of Software Technology (CIST), to strengthen digital-related training. And to transfer human resources to business areas with high growth potential, the Company has implemented a training-type career matching system that combines training and in-house recruitment, promoting a wide range of human resource retraining and internal job transfers. Through these measures, Canon is working to maximize the utilization of human capital, by placing the right people in the right place.

(2)	Investing in Intellectual Property

Canon has grown as an R&D-driven company that develops new markets and customers through products equipped with proprietary technologies. The corporate culture that emphasizes technology and innovation has remained unchanged to this day, and since 2007, the ratio of R&D expenses to net sales has generally been more than 8%. Intellectual property-related activities, which aim to connect various intangible assets such as core competence technologies to business development and value creation, have always been an important part of Canon. Since 1986, Canon has ranked among the top five companies in the world in terms of the number of patents registered in the United States, and has maintained the number one position among Japanese company since 2005.

The Intellectual Property Division clearly defines the purpose of its intellectual property activities as “support for business development.” Under Phase V of the Excellent Global Corporation Plan (2016 – 2020), followed by Phase VI (2021 – 2025), in order to support the transformation of its business portfolio and the strengthening of its business, the Company is systematically strengthening its patent portfolio with a vision of what it will look like 10 or 20 years from now. In addition to protecting core competence technologies in existing and new businesses as intellectual property, we are also increasing the number of general-purpose patent applications related to standard technologies and AI, which are essential for the IoT society, in anticipation of collaboration with other industries and changes in the business portfolios of our competitors.

In this way, we are focusing on the future of our business and the surrounding environment, setting priority themes, strengthening our intellectual property capabilities, evaluating the value of our patents, and replacing them to maintain a strong patent portfolio. As a result, while maintaining our competitive advantage by protecting our core competence technologies, we are able to negotiate with other companies in an advantageous manner to use the rights we need, thereby ensuring a degree of freedom in our business.

Note: Information regarding Canon’s intellectual property is posted on the Company’s website below.

https://global.canon/en/intellectual-property/

3.	Response to Requests for TCFD Disclosure

The Company’s response to requests for TCFD disclosure

In addition to expressing support for TCFD recommendations, the Company discloses information through its Sustainability Report and CDP Climate Change Questionnaires.

*The Company’s initiatives related to sustainability and human capital investing etc. are disclosed in the Company’s Sustainability Report.

https://global.canon/en/csr/report/index.html

Supplementary Principles 4-1-1 Disclosure of Scope and Content of Matters Delegated to Management.

As stated in “Principle 3.1 Full Disclosure” under “(ii) Basic Views and Guidelines on Corporate Governance,” the Board of Directors in addition to matters that are required by laws and regulations or articles of incorporation (Example: As certain amount or more of assets that are acquired or disposed of), is responsible for supervising the execution of duties and at the same time making decisions on important matters involving the entire Canon Group or important matters that straddle several business fields.

Details of items that are deliberated by the Board of Directors are determined by Regulations of the Board of Directors.

As for decision-making and execution outside of this area, based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Representative Directors undertake some of them, and Executive Officers selected by resolution of the Board of Directors undertake the others under the direction and supervision of the CEO as persons in charge of a business field or function.

Principle 4.8 Effective Use of Independent Directors

As stated in Principle 3.1 “Full Disclosure” under (ii) “Basic Views and Guidelines on Corporate Governance,” while the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, at least two Independent Outside Directors are appointed while also assuring that they account for one third or more of the total number of Directors, in order to secure sound management. Currently there are a total of five directors (three Representative Directors and two Independent Outside Directors).

Principle 4.9 Independence Standards and Qualification for Independent Directors

The Company establishes the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the board of directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of Canon Inc., taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Note: The “Independence Standards for Independent Directors/Audit and Supervisory Board Members” are available on the Company’s website at the address provided below.

https://global.canon/en/ir/strategies/governance.html

“Independence Standards for Independent Directors/Audit and Supervisory Board Members”

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1. A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2. A major lender to Canon Group, or an executing person of such lender

3. A large shareholder of Canon Inc., or an executing person of such shareholder

4. A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization

5. A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6. A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7. An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company

8. An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

Supplementary Principle 4.10.1 Stance, authority, duty etc. regarding independence of Nomination Committee and the Remuneration Committee and its Makeup

The Company’s Nomination and Remuneration Advisory Committee includes both Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member in order to ensure its independence. Its role is to deliberate, after receiving an inquiry from the Board of Directors, and report the results to the Board of Directors with respect to the following matters.

a.	Fairness in selecting each candidate for Director, Audit & Supervisory Board Member, and Executive Officer

b.	Validity of remuneration system for Directors and Executive Officers

Additionally, the Nomination and Remuneration Advisory Committee deliberates on the qualities, skills, etc. required of Directors (including the Chief Executive Officer), Audit & Supervisory Board Members and Executive Officers as necessary, and deliberates on the necessity of the dismissal of Representative Directors and Executive Directors (including the CEO) who are deemed unsuitable for their duties, and reports the results of each deliberation to the Board of Directors.

Supplementary Principle 4.11.2 The Status of Directors and Audit & Supervisory Board Members Holding Concurrent Posts

The Company discloses important concurrent posts of Directors and Audit & Supervisory Board Members along with the reasons for being selected as a candidate, in the reference documents for the notice of convocation of the general meeting of shareholders where the elections of Directors and Audit & Supervisory Board Members are proposed.

Additionally, at least once a year, the status of Directors and Audit & Supervisory Board Members holding of concurrent posts are checked and disclosed. Currently, the status of holding concurrent posts, including holding of a director or officer position in other listed companies is as follows:

Directors

Fujio Mitarai

•	Audit & Supervisory Board Member of the Yomiuri Shimbun Holdings

Kunitaro Saida

•	Attorney.

Yusuke Kawamura

•	Director of Mitsui DM Sugar Holdings Co., Ltd.
•	Chairman & CEO of Institute of Glocal Policy Research

Audit & Supervisory Board Members

Yutaka Tanaka

•	Attorney.
•	Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan

Supplementary Principle 4.11.3 Analyzing and Evaluating the Effectiveness of the Board of Directors

Once a year, a questionnaire survey of Directors and Audit & Supervisory Board Members on the items below is conducted. Based on the result of the questionnaire survey, analysis and evaluations regarding the effectiveness of the entire Board of Directors are carried out at the Board of Directors’ meeting.

•	As for the operation of Board of Directors (including the appropriateness of when documents are distributed, how often meetings are held, and the time spend deliberating)
•

As for the decision making and supervisory function of the Board of Directors (including the appropriateness of agenda items and agenda criteria of the Board of Directors as well as appropriateness etc. of content that is reported)

•	As for the roles of Outside Directors and Audit & Supervisory Board Members (including the necessity of training etc. regarding the understanding of company affairs and corporate structure)

As for fiscal year 2021, at the Board of Directors meeting held in February 2022, it was determined that there was no problem with the effectiveness of Board of Directors meetings due to ongoing measures to enhance deliberation at these meetings. These measures include, providing Outside Directors and the Audit & Supervisory Board with prior explanations of the meeting agendas, sharing management information by having Outside Directors attend Corporate Strategy Committee meeting, etc., the periodical exchanging of opinions between Outside Directors and the Audit & Supervisory Board based on the findings of Audit & Supervisory Board Members, and creating opportunities for Outside Directors and Audit & Supervisory Board members to receive individual explanations from each business group about their business strategy.

In the future, yearly analysis and evaluations will be continued and an overview of the results will be disclosed. At the same time, when necessary, efforts will be made to improve the running etc. of Board of Directors meetings.

Supplementary Principle 4.14.2 Training Policy for Directors and Audit & Supervisory Board Members

For Directors and Audit & Supervisory Board Members, when assuming their positions, training is carried out with the aim of thoroughly understanding their roles and responsibilities and securing necessary or useful knowledge for them to properly fulfill their duties. Also incumbent Directors and Audit & Supervisory Board Members can, at the Company’s expense, attend training courses held inside and outside the Company.

Furthermore, Outside Directors and Outside Audit & Supervisory Board Members, to familiarize them with the Company’s business, are given opportunities, including attending important meetings such as meetings of the Corporate Strategy Committee, holding meetings with the person in charge of business divisions, and visiting operation sites as necessary.

Principle 5.1 Policy for Constructive Dialogue with Shareholders

1.	Policy

For sustainable growth and to help improve corporate value over a medium- to long-term perspective, the Company has constructive dialogue with shareholders through an ordinary general meeting of shareholders, corporate strategy conferences, financial results conferences, and interviews with major institutional investors.

2.	The Structure to Promote Dialogue

a.

Investor Relations (IR), sustainability, and legal divisions are responsible for working together and promoting dialogue. The Executive Vice President & CFO oversees the entire structure to promote dialogue.

b.

For analysts and institutional investors, the CEO hosts a corporate strategy conference at the beginning of the year. Other than this, the CFO hosts quarterly financial results conferences. For individual investors, on the Company’s website, specific pages containing information about corporate strategy, financial results, and financial data etc. have been set up using descriptions that are easy to understand. Additionally, the Company provides opportunities to meet with executive officers, outside directors, audit & supervisory board members etc., as necessary, to engage in dialogue with analysts and institutional investors in Japan and overseas. For detail, see special publications “III 2. IR Activities.”

Note: Investor information is available on the Company’s website at the address provided below.

https://global.canon/en/ir/

c.

As for the opinions or demands that are obtained through dialogue with shareholders, accordingly, the department in charge reports to the CFO and the CFO reports important ones to the CEO or the Board of Directors.

3.	Controlling Insider Information

The Company has set the “Rules on Prevention of Insider Trading,” which makes thorough control of undisclosed material information and provides the procedure of information disclosure.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	From 10% to less than 20%

Overview of Major Shareholders (Revised)

Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	179,073,500	17.38
Custody Bank of Japan, Ltd. (Trust Account)	71,682,400	6.96
Mizuho Bank, Ltd.	22,558,173	2.19
State Street Bank West Client - Treaty 505234	20,725,578	2.01
SMBC Nikko Securities Inc.	20,233,846	1.96
The Dai-ichi Life Insurance Company, Limited	19,280,780	1.87
Moxley and Co. LLC	19,155,016	1.86
OBAYASHI CORPORATION	16,527,607	1.60
JP Morgan Securities Japan Co., Ltd.	14,933,716	1.45
Barclays Securities Japan Limited BNYM	14,796,800	1.44

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	-----
Existence or Nonexistence of Parent Company	Nonexistent

	Supplementary Information (Revised)

“Overview of Major Shareholders” is as of June 30, 2022.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Shareholding ratio is calculated by deducting the number of treasury shares (303,616,646 shares, or 22.76% of total shares issued as of June 30, 2022) from total shares issued.

Between August 8, 2022 and August 31, 2022, the Company acquired 14,631,200 of its own shares from the market.

3.	Corporate Attributes

Stock Exchange	Tokyo (Prime Market), Nagoya (Premier Market), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

-----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance

The Company has Canon Marketing Japan Inc. and Canon Electronics Inc. as listed subsidiaries. The Canon Group strives to improve corporate value in a way that is in line with the interests of all shareholders, including minority shareholders, by posting stable profit. To facilitate this, the Canon Group aims to maximize consolidated results, maintaining the independence and leaving in place the dynamic management systems of listed subsidiaries.

Canon Marketing Japan Inc. not only sells Canon products, but also develops its own businesses such as IT solutions. As for Canon Electronics Inc., in addition to producing products on consignment from the Company and selling its own products, it is engaged in new space-related businesses.

Both subsidiaries have their own businesses and Canon-related businesses. The Company has comprehensively determined that maintaining decision-making and financing means that are independent of the Company while making the best use of its strengths as a member of the Canon Group is a system that contributes to maximizing the Group’s value and reason for maintains listings.

The operation of both subsidiaries is independent. Additionally, officers of the Company do not concurrently serve as officers of the two subsidiaries. Both subsidiaries are working to improve governance through the use of independent outside directors. In addition, in transactions between the Company and the two subsidiaries, the Company endeavors not to unreasonably harm the interests of minority shareholders of both the Company and the two subsidiaries by applying the arms-length rule to ensure the appropriateness of transactions.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with Audit & Supervisory Board

Directors

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors	CEO
Number of Directors	5
Elected Outside Directors	Elected
Number of Outside Directors	2
Number of Outside Directors designated as Independent Directors	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1,2, and 3)
		a	b	c	d	e	f	g	h	i	j	k
Kunitaro Saida	Attorney								☐
Yusuke Kawamura	Former employee of another company

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an executive of the parent company of the listed company

c	An executive of a sister company of the listed company

d	A person or an executive of an organization that has the listed company as a major business partner

e	A major business partner or an executive of a major business partner of the listing company

f	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

g	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

h	An executive (and only that executive) of a business partner of the listed company (where d, e, and f do not apply)

i	An executive (and only that executive) where there is a mutually appointed outside director relationship

j	An executive (and only that executive) where the listed company makes a contribution

k	Other

Relationship with the Company (2)

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes

The Company did pay Kunitaro Saida remuneration for advisory services before he assumed the position of director. The amount, however, was less than 12 million yen annually and the contract has already expired.

Kunitaro Saida has been serving as an attorney in corporate legal affairs subsequent to his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima, and Osaka), and also has experience serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies. The Company elected him as an Outside Director in hopes that he will furnish particularly useful advice, drawing on his wealth of experience and high level of expertise regarding legal affairs when taking part in discussions on internal control mechanisms and corporate governance, including from the perspective of ensuring compliance.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Yusuke Kawamura	Yes	----

Yusuke Kawamura has a wealth of experience as an Outside Director along with capacity as an expert with respect to financial and securities systems as well as strategy for managing financial institutions, given that he worked as a securities company and subsequently served in various positions, including as a university professor, a commissioner of councils of Japan’s Ministry of Finance and Financial Services Agency, and an Executive Counselor of the Japan Securities Dealers Association. The Company elected him as an Outside Director in hopes that he will furnish particularly useful advice, drawing on his wealth of experience and high level of expertise regarding finance and securities, especially when taking part in discussions on M&A and ESG-related topics from a shareholder and investor perspective.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Voluntary Establishment of Committee(s) corresponding to Nomination Committee or Remuneration Committee	Established

Committee’s Name, Composition, and Attributes of Chairperson

	Committee Corresponding to Nominating Committee	Committee Corresponding to Remuneration Committee
Committee’s Name	Nomination and Remuneration Advisory Committee	Nomination and Remuneration Advisory Committee
All Committee Members	4	4
Full-time Members	0	0
Inside Directors	1	1
Outside Directors	2	2
Outside Experts	0	0
Other	1	1
Chairperson	Inside Director	Inside Director

Supplementary Explanation (Revised)

The Company established the Nomination and Remuneration Advisory Committee, a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. The committee ensures fairness and validity in the selection of each Director, Audit & Supervisory Board Member, and Executive Officer, and deliberates the necessity to dismiss Representative Directors and Executive Directors, including the CEO. It also aims to ensure validity of the remuneration system of Directors and Executive Officers. Recent activities of the Nomination and Remuneration Advisory Committee are shown below. For other details, please refer to “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors,” “iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member candidates” of “Principle 3.1 Full Disclosure” under “I 1 Disclosure Based on the Principles of the Corporate Governance Code” as well as “Supplementary Principle 4.10.1 Stance, authority, duty etc. regarding independence of Nomination Committee and the Remuneration Committee and its Makeup.”

• January 18, 2021	Confirmation and deliberation regarding the election of directors, audit & supervisory board members and executive officers as well as confirmation and deliberation regarding directors’ bonus
• March 23, 2021

Confirmation and deliberation regarding the individual remuneration amounts of directors, audit & supervisory board members, and executive officers (Basic remuneration and stock-type compensation stock options) and the appropriateness of remuneration system operation

• December 24, 2021	Confirmation and deliberation regarding the level of payment of executive remuneration (Bonus and stock-type compensation stock options)
• January 18, 2022

Confirmation and deliberation regarding the election of directors, audit & supervisory board members and executive officers as well as confirmation and deliberation regarding the individual remuneration amounts of directors, audit & supervisory board members, and executive officers (Bonus) and the appropriateness of remuneration system operation

• March 23, 2022

Confirmation and deliberation regarding the individual remuneration amounts of directors, audit & supervisory board members, and executive officers (Basic remuneration and stock-type compensation stock options) and the appropriateness of remuneration system operation

The current committee comprises of the committee chairman, CEO Fujio Mitarai, and three members, Outside Directors Kunitaro Saida and Yusuke Kawamura, and Outside Audit & Supervisory Board Member Yutaka Tanaka. Every meeting of the committee was attended by all three members.

The secretariat of this committee is the Secretarial Office which is involved in supporting the work of this committee, including the preparation of deliberation material and the keeping of meeting minutes.

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing (Revised)

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

Audit & Supervisory Board Members and the Audit and Supervisory Board, prior to the start of an audit, receive briefs from the Accounting Auditors which include an overview of the audit plan and an explanation of important audit matters, and confirms validity. Additionally, the Audit & Supervisory Board Members and the Audit & Supervisory Board, at least once a month, receive reports from the Accounting Auditors on such matters as the implementation of accounting audits, quarterly reviews, and internal control audits, as well as briefs on the results of audits prior to expressing their opinion. With regard to key audit matters, Audit & Supervisory Board Members and the Audit and Supervisory Board receive reports and exchange opinions on the implementation status of risk assessment procedures on a regular basis.

In addition to accompanying the Accounting Auditors to be present during actual inventory audits, Audit & Supervisory Board Members also hold meetings with the Accounting Auditors in charge of auditing major affiliated companies in an effort to keep track of the status of audits being conducted. As for the Accounting Auditors’s system for managing the quality of the audit, detailed explanations are received and information is requested as necessary to confirm the appropriateness of such.

For the purpose of monitoring the independence of the Accounting Auditors, the Company has introduced a system in which the Audit & Supervisory Board pre-approves the contents of audit and non-audit service contracts and the amount of remuneration, including those of subsidiaries.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the internal auditing division outlines of their internal audit plan before conducting each audit as well as reports about important auditing items. After the internal audit is conducted, the Audit & Supervisory Board Members and the Audit & Supervisory Board hear reports on all audit results and evaluations. Furthermore, close cooperation is being worked for through, for example, the exchanging of opinions and information as necessary.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent	3

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1, 2, and 3)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Yutaka Tanaka	Attorney
Hiroshi Yoshida	Certified Public Accountant										☐
Koichi Kashimoto	Former employee of another company										☐
Note 1:	Items of selection regarding “Relationship with the Company”
Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”
Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an accounting advisor of the listed company or its subsidiary

c	An executive or a non-executive director of the parent company of the listed company

d	An audit & supervisory board member of the parent company of the listed company

e	An executive of a sister company of the listed company

f	A person or an executive of an organization that has the listed company as a major business partner

g	A major business partner or an executive of a major business partner of the listed company

h	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

i	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

j	An executive (and only that executive) of a business partner of the listed company (where f, g, and h do not apply)

k	An executive (and only that executive) where there is a mutually appointed outside director relationship

l	An executive (and only that executive) where the listed company makes a contribution
m	Other

Relation with the Company (2) (Revised)

Name	Independent Audit & Supervisory Board Member	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Yutaka Tanaka	Yes	-----

Yutaka Tanaka had for many years served as a judge in charge of civil cases, and subsequently has been engaging in corporate legal affairs as an attorney and as a law school professor. The Company has elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about legal affairs to further enhance the Company’s auditing system.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Hiroshi Yoshida	Yes

Although Hiroshi Yoshida was affiliated with the Company’s auditing firm, Deloitte Touche Tohmatsu LLC, three business years have passed since his retirement (Retired from the auditing firm in March 2017). Moreover, although there are transactions between the aforesaid auditing firm and the Company based on outsourcing contracts, etc., the annual transaction amounts are less than 1% of the Company’s consolidated sales and the auditing firm’s business income.

Hiroshi Yoshida has engaged in the practice of corporate accounting as a certified public accountant for many years. The Company has elected him as an Outside Audit & Supervisory Board Member so that the Company’s management may utilize his wealth of experience and advanced expert knowledge related to corporate accounting in improving the appropriateness of audits. In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Koichi Kashimoto	Yes

Koichi Kashimoto used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 1.9% (shareholding ratio is calculated by deducting the number of treasury shares from total shares issued.) Moreover, although there are transactions between the aforesaid company and the Company based on insurance contracts, etc., the annual transaction amounts are less than 1% of both the Company’s and the aforesaid company’s consolidated net sales.

Koichi Kashimoto has, over many years, been involved in business management of a major life insurance company, has served as a supervisor of general affairs including legal affairs, and furthermore has extensive international experience. The Company elected him as an Outside Audit & Supervisory Board Member given expectations that he will utilize such knowledge and experience in performing audits encompassing the entire Group, including its overseas operations.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Independent Directors/Audit & Supervisory Board Members

Number of Independent Directors/Audit & Supervisory Board Members	5

Other Independent Director/Audit & Supervisory Board Members Related Items

All Outside Directors/Audit & Supervisory Board Members that qualify as Independent Directors/Audit & Supervisory Board Members have been designated as Independent Directors/Audit & Supervisory Board Members.

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of a remuneration system tied to performance, introduction of a stock option system

Supplementary Information Regarding Applicable Items

Introduction of remuneration system tied to performance

As a reward for director service over a one-year term, directors receive a bonus once a year for which consolidated income before income taxes is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the director’s position. It is also determined through individual assessment based on the degree to which the director has contributed in this role.

Bonuses along with dividend and internal reserves are essentially subjects of corporate profit distribution. As such, matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the general meeting of shareholders every year.

Introduction of Stock Option System

Once a year, stock acquisition rights on the Company’s shares are granted in the form of stock-type compensation stock options. The intent is to provide an incentive for Directors to further contribute to the improvement of medium- and long- term performance and raise corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The total amount of the stock acquisition rights of not more than 300 million yen a year, was approved at the Company’s Ordinary General Meeting of Shareholders for the 117th Business Term held on March 29, 2018. The number of stock acquisition rights granted is calculated based on the amount determined by the director’s position, the consolidated income before income taxes in the previous year as well as the degree to which the director has contributed in this role (The amount of monetary compensation claims granted to directors for the payment in exchange for the stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement. As for the grantee, if the Company recognizes any misconduct of duty, act conflicting with the duty of due care, etc., the Company may limit the exercise of all or a portion of the stock acquisition rights.

The payment ratio etc. between remuneration linked to performance and other remuneration

As for the breakdown between basic remuneration, bonus and stock-type compensation stock options, in view of the importance of addressing management from a medium- to long-term perspective, the Company’s basic stand is to emphasize the level and stability of basic remuneration. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest. As a result, the maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively.

The Grantees of Stock Options	Internal Directors and Others

Supplementary Information Related to the Relevant Item

“Others” mean Executive Officers. Directors, excluding Outside Directors, as well as Executive Officers are in positions where they play a central role in improving corporate performance and raising corporate value. As such we designed them to be grantees.

The total amount of stock acquisition rights allocated to Directors and Executive Officers each period are as follows:

The 118th Business Term: Approximately 218 million yen (33 grantees)

The 119th Business Term: Approximately 265 million yen (35 grantees)

The 120th Business Term: Approximately 147 million yen (35 grantees)

The 121st Business Term: Approximately 97 million yen (35 grantees)

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information Related to the Relevant Item

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration

The policy on determining the remuneration of Directors is described in “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors,” which is a part of “Disclosure Based on the Principles of the Corporate Governance Code of “3.1 Full Disclosure” under “I 1. Fundamental Policy,” and “Incentives” within “1. Items Concerning Institutional Structure, Organizational Operation, etc.,” under “II. Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters.”

The Support System for Outside Directors (Outside Audit & Supervisory Board Members)

System to Support Outside Directors

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

System to Support Outside Audit & Supervisory Board Members

The Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, we enable the Outside Audit & Supervisory Board Members to grasp the situation by reviewing audit results and other documents. Furthermore, in addition to meetings of the Audit & Supervisory Board that are held at least once a month, liaison and other meetings are held when needed, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

The Situation Surrounding People who have Retired from Representative Director and President, etc.

Full Name etc. of Former Representative Director and President, etc. who acts as Consultant, Adviser etc.

Name
Title or Position
Responsibilities
Working Arrangement/Conditions (Full-time, Part-time, remuneration etc.)
Date of the Retirement (President etc.)
Term of Office

No. of Former Representative Director and President etc. who acts as Consultant, Adviser etc.	0

Other Items

The Company has no system that retired president & representative director or CEO automatically takes a post as an advisor of the Company. There are cases when the Company requests a retired director or officer (not limited to president & representative director or CEO) whose advice or support is found particularly necessary, to serve as an advisor of the Company, through deliberation of the Nomination and Remuneration Advisory Committee and resolutions of the Board of Directors.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

Board of Directors, Representative Directors, Executive Officers

The Board of Directors consists of five members, three Representative Directors from inside the Company and two Outside Directors that qualify as Independent Directors. Additionally, there will be 42 Executive Officers as of April 1, 2022, including two females and one non-Japanese.

Our aim under this kind of structure is described in “ii) Basic Views and Guidelines on Corporate Governance” within “Principle 3.1 Full Disclosure,” under “Disclosure Based on the Principles of the Corporate Governance Code,” Under “I 1. Fundamental Policy.” In the 121st Business Term (2021), 12 meetings of the Board of Directors were held. In addition to receiving reports on the execution of Director duties, the Board of Directors also deliberated and passed resolutions surrounding ordinary matters such as book closings and changes in director, audit & supervisory board members, and executive officers as well as important matter, which are specifically stipulated in laws and regulations and rules of the Board of Directors. Each director and audit & supervisory board member attended almost all of the Board of Director meetings held in the period (Directors and audit & supervisory board members that were appointed during the period attended all of the Board of Director meetings after being appointed).

Corporate Strategy Committee, Risk Management Committee, and Disclosure Committee

The Company established the Corporate Strategy Committee, consisting of Representative Directors and some Executive Officers. Among items to be decided by the CEO, the Committee undertakes prior deliberations on important matters pertaining to Canon Group strategies. Outside Directors and Audit & Supervisory Board members attend Corporate Strategy Committee meetings and are able to express their own opinions.

Based on a resolution passed by the Board of Directors, Canon set up the Risk Management Committee, which formulates policy and action proposals regarding improvement of the Canon Group risk management system. The Risk Management Committee consists of three entities: the Financial Risk Management Subcommittee, which is tasked with improving systems to ensure reliability of financial reporting; the Compliance Subcommittee, which is tasked with promoting corporate ethics and improving legal compliance systems; and the Business Risk Management Subcommittee, which is charged with improving systems to manage overall business risks, including risks related to product quality and information leak. The Risk Management Committee verifies the risk management system’s improvement and implementation and reports the status to the CEO and the Board of Directors.

In addition, the Disclosure Committee was established to undertake deliberations pertaining to information disclosure, including content and timing, to ensure important corporate information will be disclosed in a timely and accurate manner.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company is a “Company with an Audit & Supervisory Board.” There are five Audit & Supervisory Board Members of which three are Outside Audit & Supervisory Board Members, designated as Independent Directors and Audit & Supervisory Board Members.

In accordance with auditing policies and plans decided at Audit & Supervisory Board meetings, the Audit & Supervisory Board Members attend Board of Directors’ meetings and other important gatherings such as Corporate Strategy Committee meetings. They are also able to listen to reports from directors and employees, review documents related to important decisions, and conduct audits by investigating etc. the situation of businesses and property of the Company and its subsidiaries. Additionally, the Office of Audit & Supervisory Board Members is independent from the control of the Directors etc., and it has a dedicated staff. The Audit & Supervisory Board Members can order headquarter management and other operations to conduct investigations in cases of necessity. In this way, the Audit & Supervisory Board plays a role in monitoring management, conducting strict audits of directors’ execution of duty, including the status of development of the internal control system. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Function, Role, and Appointment of Outside Directors and Outside Audit & Supervisory Board Members

The Company established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan. The standards are posted on the Company’s website at (https://global.canon/en/ir/strategies/governance.html). All of the Company’s Outside Directors and Outside Audit & Supervisory Board Members satisfy the standards for independence, and assume roles that contribute to the maintenance and improvement of Board of Directors’ transparency and accountability.

Internal Audit Division

The Company has established the Corporate Audit Center as its internal auditing division, which audits, evaluates, and makes recommendations on compliance and internal control systems etc. The Corporate Audit Center also conducts audits on topics such as quality, the environment, and information security. Audit results are reported not only to the CEO and CFO, but also to the Audit & Supervisory Board Members and the Audit & Supervisory Board as described in “Cooperation between Audit & Supervisory Board Members and Internal Auditing,” above. In addition, the Company has established a system in which reports are also regularly given to outside directors and those outside directors can request submission of proposals to the Board of Directors, as necessary.

Accounting Auditors

The Company has an auditing service contract with Deloitte Touche Thomatsu LLC to audit its financial statements.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 121st Business Term (2021).

Certified Public Accountant			Auditing Firm	Number of years of consecutive audit
Designated Partner	Engagement Partner	Masayuki Yamada	Deloitte Touche Tohmatsu LLC	2 years
Designated Partner	Engagement Partner	Teruhisa Tamai	Deloitte Touche Tohmatsu LLC	2 years
Designated Partner	Engagement Partner	Kenichi Takai	Deloitte Touche Tohmatsu LLC	2 years
Designated Partner	Engagement Partner	Susumu Nakamura	Deloitte Touche Tohmatsu LLC	2 years
Designated Partner	Engagement Partner	Hideaki Takagi	Deloitte Touche Tohmatsu LLC	2 years

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 29; Others: 59)

The Policy and Process of Nominating Director and Audit & Supervisory Board Member Candidates and Determining the Remuneration of Senior Officers

I. Encapsulated in “(iii) Board Policies and Procedures in Determining the Remuneration of the Senior Management and Directors,” and “(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member Candidates,” under “Principle 3.1 Full Disclosure,” a part of “Disclosure based on the Principles of the Corporate Governance Code,” which is included in sub-segment “1. Fundamental Policy in segment,” of segment “I. Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.” and “Directors,” and “Incentives,” of sub-segment ”1. Items Concerning Institutional Structure, Organizational Operation, etc.” of segment “II. Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters.”

Contracts for Limitation of Liability with Directors and Audit & Supervisory Board members

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company entered into contracts with outside Directors and outside Audit & Supervisory Board members which sets forth the limitation on their damage compensation liabilities resulting from negligence of their respective duties, provided that the amount of the limitation on the damage compensation liabilities under the said contracts shall be the amount provided by laws or ordinances.

3.	Reasons for Operating Under the Current Corporate Governance Structure

It is described in “Disclosure Based on the Principles of the Corporate Governance Code” under “I 1. Fundamental Policy,” and “II 2. Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure).”

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the General Meeting of Shareholders and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice of Convocation of the General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders on March 4, 2022, 26 days prior to its latest Ordinary General Meeting of Shareholders, which was held on March 30, 2022.
Exercise of Voting Rights through Electronic Means	Exercise of voting rights through the internet is possible.
Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English	The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available to the Tokyo Stock Exchange and on its website.
Other	The Company made the Notice of Convocation of the Ordinary General Meeting of Shareholders for its latest Ordinary General Meeting of Shareholders available on its website on February 25, 2022, seven days before March 4, 2022, the day it was sent out.

2.	IR (Revised)

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy

In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. For shareholders and investors, the Company continues to promptly and accurately disclose information about business conditions, holding corporate strategy conferences and conferences on results, and enhancing the Company’s IR website, setting put, among others, a special section for individual investors.

Holding of Periodic Conferences for Analysts and Institutional Investors

The Chairman & CEO hosts the Company’s Corporate Strategy Conference every year on a regular basis.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conferences for analysts and institutional investors in Japan.

Exists
Holding of Periodic Conferences for Overseas Investors

Along with the Chairman & CEO or the Executive Vice President & CFO holding meetings with overseas investors to explain the Company’s management and business strategies, the Company posts English language documents from explanatory meetings held by these people to its website for overseas investors.

Exists
Posting of IR Materials on Website

In addition to posting legally mandated disclosure material such as annual securities reports (Yuukashouken houkokusho), information considered useful for shareholders, investors, and securities analysts, such as videos and material from explanatory meetings as well as historical quarterly and yearly data is posted to both our Japanese and English websites.

Additionally, Canon is working to improve the quality and the amount of information that it provides through its website by, among others, newly establishing pages that present business information content and adding a section that presents ESG information.

(Japanese) https://global.canon/ja/ir/

(English) https://global.canon/en/ir/

Establishment of a Post for IR

The IR Promotion Division, which is a part of the Public Relations and IR Center within the Public Affairs Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

Other	-

3.	Measures Concerning Respecting the Position of Stakeholders (Revised)

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders

In line with Canon’s corporate philosophy of Kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.

Implementation of Environmental Conservation Activities, CSR Activities, etc.

Canon is promoting measures to support a sustainable society based on Approach to Sustainability as described in “Supplementary Principle 3.1.3 Measures etc. regarding Sustainability.” By creating new value, Canon is contributing to the resolution of social issues and seriously addressing the social responsibilities associated with its corporate activities. Responding to environmental issues is one very important management issue. Based on the Company’s environmental assurance philosophy of “maximizing resource efficiency,” we are working to reduce CO2 emissions to net-zero by 2050 throughout the product life cycle. In addition, the Canon Group Human Rights Policy was established to express our stance and the entire Canon Group is conducting due diligence on human rights. Moreover, as a member of the Responsible Business Alliance (RBA), an industry group that promotes social responsibility in global supply chains, we respect the RBA Code of Conduct and work to fulfill our social responsibility in the supply chain.

Sustainability site: https://global.canon/en/sustainability/

Canon Sustainability Report: https://global.canon/en/csr/report/index.html

Annual Reports: https://global.canon/en/ir/library/annual.html

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders

As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

Other

Status of employee related measures

The current status and measures regarding the appointment of women, non-Japanese, and mid-career employees etc. as well as stance that deals with investing in human capital, are described in “Supplementary Principle 3.1.3 Measures etc. regarding Sustainability” and “2. (1) Investing in Human Capital” of “Supplementary Principle 3.1.3 Measures etc. regarding Sustainability,” in the above “Disclosure Based on the Principles of the Corporate Governance Code.”

For other employee measures, please refer to the following as well as Canon’s Sustainability Report.

https://global.canon/en/csr/report/index.html

Work style reform policies and measures

In 2012, Canon launched a work style reform initiative which aimed to create a virtuous cycle between productivity improvement and work-life balance. As a result, the average annual working hours per person in 2021 was 1,745, far below the prescribed working hours of 1,800. And since 2020, Canon has promoted a flexible work style that makes effective use of time and place, introducing a telework system that aims to improve productivity. Additionally, from July to September, which is designated the period for promoting work-life balance, the start and end of each working day is brought forward. During this period, Canon provides support to improve the work-life balance of its employees through a variety of initiatives such as providing self-development programs, holding various seminars and workplace exchange events. Furthermore, in order to support the career development of employees, we hold training sessions that can be taken after work or on weekends, and are taking steps to enhance e-learning.

In addition, as part of work style reform efforts, Canon is promoting the use of RPA to further improve productivity through Kyosei between humans and robots.

Health support

Canon promotes systematic health support measures based on the principle of health first, which is been a guiding principle since the Company’s foundation. In recent years, we have focused on measures for mental health, lifestyle-related diseases, cancer, and overwork, and have been selected as a “Health and Productivity Management Brand” by the Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange for 4 consecutive years since 2019.

Promotion of activities for people with disabilities

Canon has been actively recruiting people with disabilities for many years. Canon is focused on creating a work environment that is easy for people with disabilities to work in. And are working to promote communication with people with disabilities through training and workshops as well as improve our facilities by making them barrier free. Additionally, Canon has set up a specialized organization and consultation desks within the company to ensure that discrimination is strictly prohibited. Canon also supports the activities and works to provide to provide reasonable consideration to person with disabilities

(As of June 1, 2022, the employment of people with disabilities was 2.48%)

IV.	Items Related to Internal Control Systems

1.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) - guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

(1). System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporate Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2). The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3). As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4). The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5). If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(1). During the current business term (the 121st Business Term), 12 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2). In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

(3). The activity is described in (1), Outline of Activities, (2) below.

(4). Supported by about 60 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported not only to the CEO and CFO, but also to the Audit & Supervisory Board Members and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5). The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

(2). System of Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2). The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities

(1). Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2021 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2). The Corporate Strategy Committee was held six times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

(3). System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2). The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities

(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2). The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

(4). System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a). to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b). to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d). in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b). In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c). Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.

(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.

(5). System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at any time.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

(6). System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2). Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3). The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5). Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6). The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7). The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1). The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s) of an appropriate number to the Office of Audit & Supervisory Board Members. During the current business term, the Company changed the dedicated full-time employee personnel after receiving the prior consent of the Audit & Supervisory Board.

(2). Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, attend all the Board of Directors meetings, and full-time Audit & Supervisory Board Members attend all meetings of the Corporate Strategy Committee and the Risk Management Committee.

(3). Audit & Supervisory Board Members and the Audit & Supervisory Board receive reports from the internal audit division on the results of audits. In addition, full-time Audit & Supervisory Board Members periodically receive reports from the managers in charge of the administrative divisions of the headquarters on the execution of duties.

(4). Audit & Supervisory Board Members receive reports from the Accounting Auditor on the status of audits at least once a month and receive reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations.

(5). Audit & Supervisory Board Members periodically hold meetings with audit & supervisory board members of domestic subsidiaries and share information. In addition, at the time of audits at subsidiaries, Audit & Supervisory Board Members receive reports from the Directors of subsidiaries and share information with audit & supervisory board members of the subsidiaries.

(6). Information is disseminated in the Company and its subsidiaries concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

2.	Basic Policy Towards the Elimination of Antisocial Forces and Overview of Implementation

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1). In the Company’s Employment Regulation, provisions have been made with regard to barring relations with antisocial forces and the Company strives to ensure that these provisions are thoroughly adhered to by relevant employees.

(2). The Company establishes divisions in charge of supervising the countermeasures of the Group against antisocial forces, and such divisions endeavor to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them.

(3). In the Group department that responds to antisocial forces, individuals charged with preventing undue claims are deployed, and efforts are made to prepare and systematically response to potential threats in line with the Company’s manual.

(4). The Company establishes a cooperation structure with external institutions such as the National Center for the Elimination of Violent Groups, police departments with jurisdiction, neighboring companies, and lawyers etc.

(5). Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Not implemented

Supplementary Information Related to the Relevant Item

Not implemented

2.	Other Items Concerning Corporate Governance Structure, etc.

A schematic diagram of the Company’s corporate governance structure and an overview of the Company’s timely disclosure system are as attached:

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by top management, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.